UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kinder Morgan, Inc.

(Name of Issuer)

Common Stock, par value $5 per share

(Title of Class of Securities)

49455P

(CUSIP Number)

James Westra, Esq.

Weil, Gotshal & Manges LLP

100 Federal Street

34th Floor

Boston, MA 02110

(617) 772-8300

R. Jay Tabor, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court

Suite 300

Dallas, Texas 75201

(214) 746-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

EXPLANATORY NOTES: This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Richard D. Kinder and the other reporting persons (collectively, the “Reporting Persons”) identified in the Schedule 13D filed on May 30, 2006, as amended by Amendment No. 1 thereto filed on June 7, 2006 and Amendment No. 2 thereto filed on August 30, 2006 (as so amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $5.00 per share (“Common Stock”), of Kinder Morgan, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

Item 3.  Source and Amount of Funds and Other Consideration.

The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

On September 22, 2006, Mr. Sarofim entered into a Rollover Equity Commitment Letter (the “Sarofim Rollover Equity Commitment Letter”), pursuant to which Mr. Sarofim agreed, subject to certain conditions, to contribute 1,711,801 shares of Common Stock and $165,000,000 in cash to Parent in exchange for Parent Class A Units. This summary of the Sarofim Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Sarofim Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.21 and incorporated by reference in its entirety into this Item 3.

On September 22, 2006, Portcullis Partners entered into a Rollover Equity Commitment Letter (the “Portcullis Rollover Equity Commitment Letter”), pursuant to which Portcullis Partners agreed, subject to certain conditions, to contribute 600,000 shares of Common Stock to Parent in exchange for Parent Class A Units. This summary of the Portcullis Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Portcullis Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.22 and incorporated by reference in its entirety into this Item 3.

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Item 6   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.21.	Sarofim Rollover Equity Commitment Letter, dated September 22, 2006.

Exhibit 7.22	Portcullis Rollover Equity Commitment Letter, dated September 22, 2006

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Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D/A with respect to such person is true, complete and correct.

Dated: September 22, 2006

*
Richard D. Kinder

*
C. Park Shaper

*
Steven J. Kean

*
David D. Kinder

/s/Joseph Listengart
Joseph Listengart

*
Kimberly A. Dang

*
James E. Street

PORTCULLIS PARTNERS, LP

By: Portcullis G.P., LLC

By: *
William V. Morgan
Manager

PORTCULLIS G.P., LLC

By: *
William V. Morgan
Manager

*
William V. Morgan

*
Michael C. Morgan

*
Fayez Sarofim

*  Joseph Listengart, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission

/s/Joseph Listengart
Joseph Listengart